Contact

www.linkedin.com/in/annakg
(LinkedIn)
annagudmundson.com (Personal)

Top Skills

Business Strategy
CEO
Board of Directors

Languages

French (Professional Working)
Spanish (Professional Working)
English (Native or Bilingual)
Swedish (Native or Bilingual)

Publications

Women, Leadership and Economic
Turbulence – Reflections from the
Global Summit of Women

Anna Gudmundson

Chief Executive Officer at Sensate, Bioself Technology
Los Angeles Metropolitan Area

Summary

One of the key reasons I joined Sensate/Bioself Technology as CEO was my focus on transformational technologies that have strong commercial viability and potential for large-scale global impact. By developing innovative technology like Sensate, we mobilize cutting-edge science and technology, and we combine that with wisdom drawn from old traditions and practices to solve the current-day mental health and stress crises.

During 15+ years of experience in exponential technologies, I've served as turnaround CEO, VP of Product and in interim executive roles. Apart from a new paradigm for business leadership, I am deeply passionate about the intersection between personal + human potential and the leaps of opportunities offered by fast evolving technology as well as new, expansive fields of science. I love strategy, believe in constant evolution, and I truly try to walk the walk both in a professional context and as a human.

At the core of what I do, I endeavour to stick to my values. I strive to convey decency and humanity, champion equal rights and a culture thriving from diversity, empower people to be effective and performing in their roles, and encourage behaviours that help us grow professionally as well as personally.

It's extremely exciting to work with a hardware+subscription product that is extremely effective and therefore will have a life-changing impact for the masses of people struggling with anxiety and stress. Getting to build a thriving team and a scalable business in this sector are all of my passions, experience and personal drivers coming together.

Areas of Expertise:
• Strategy & Execution
• Visionary leadership

- Scale-up stage
- Big Data & Analytics
- VP Product / CPO
- Plc Board experience
- CEO & Director
- Turnaround strategies
- Health & wellness tech
- B2B & B2C

Experience

Sensate, by Bioself Technology Ltd
2 years 6 months

Chief Executive Officer
February 2020 - Present (2 years 4 months)

At Bioself Technology we build powerful, consumer neuro-technology and wellbeing-tech.

Sensate is a groundbreaking consumer product providing profound calm in 10 minutes through vibrotactile resonance therapy. See www.getsensate.com

Board Director
December 2019 - Present (2 years 6 months)

The Bioself Technology vision:
Making technology to help people build stress-resiliency

o   A platform for Wearable Digital Stress-management and Meditation Technology
o   Engineered Sound+Infrasonics+Data Analytics
o   Subscription SAAS platform

SENSATE is a new platform targeting a $115B global market, using patent pending infrasonic technology that enables users to experience digital music as whole-body 3D sound.

Tech Executive
Independent Consultant / Director / Advisor
2014 - Present (8 years)
London, United Kingdom

Strategic consulting and execution in tech or tech-enabled businesses; working with inspiring companies to make the most out of innovation, technology, brand and 'smart ways of doing things'.

• Identify business fundamentals for success, potential risks and untapped opportunities
• Scale-up strategies, process, structure and culture
• Tech or tech-enabled clients include Privitar, Hasselblad, 8fit, OpenDesk, Metafused, Autonome and Kanani London
• Fundraising, funding needs analysis and strategy, board advisory, exec advisory
• Offer subject matter expertise to C-Level representatives on product portfolio and commercialisation, brand, positioning, data, consumer behaviour and user experience
• Business transformation; working with board and executive teams to both form and implement change plans

Kin Group Holdings Plc (formerly Fitbug)
CEO
2015 - 2017 (2 years)
London, United Kingdom

Turnaround CEO for fitness tracker business that was in debt and struggling in rapidly saturating market. Overhauled business by implementing vision of complete restructure and repositioning. Reduced inconsistencies and embedded processes and strategy to develop a B2B portfolio.

• Restructured management team, board and the wider team, process, culture and motivation
• Shifted proposition to SaaS digital wellness for corporates with new market/client-base
• Raised money to fund the turn-around while settling four legal cases with major American company
• Successfully rebranded the business to align with the new offering, values and business model
• Sold platform business to SMG Technologies in Q3, and Plc shell as separate asset in Q4 2017

Vertu
Head of Mobile Services & Product Management
2011 - 2014 (3 years)
United Kingdom

Brought in to develop a service strategy and set up the department for luxury tech company to target products and services to HNWI and UHNWI user groups. Given full responsibility to build and develop department, budget and team.

• Reported directly to CEO and was part of company steering group defining company strategy and planning

• Part of select team carving out, preparing and selling business to EQT in 2012

• Negotiated critical contract between Android with Google and WindowsPhone with Microsoft

• Managed global budget covering services and applications across all platforms and regions

• Introduced new revenue streams by developing innovative services, leading to high average spend

• Hired and developed a cross-functional team; developed new OS platforms, incl UX, design and software

MePlease
Head of Clients
January 2010 - March 2011 (1 year 3 months)

Founding member of the start-up, senior management team member, fundraising, investor management and sales.

• Oversaw business development through account management, targeted positioning and sales negotiation

• Established and maintained agency partnerships; aligning strategies to achieve business objectives

• Customer-centric product development in early B2B2C social media & mobile market

Ad.IQ
Head of Mobile Internet, Senior TPM & BA
May 2007 - February 2010 (2 years 10 months)

• Strategy for Mobile Internet and voice channels

• Business Analysis and requirements for large projects and productising

• Project Management of large projects and product development

Senior role in the technical team, working with the business to build capability in above areas.

Alcatel-Lucent Enterprise

Technical Project Manager
January 2005 - April 2007 (2 years 4 months)

- Technical Project Manager for rapid software development group, providing new applications, integration, customisations, planning and complete solutions for the telecom industry. Engaged in all parts of the project process (including sales, requirements, design, planning, customer and third party relations, all deliveries, deployment, documentation, support and maintenance).
- Outsourcing Manager: Responsible for the out- and in-sourcing business, developing and implementing the process for out- and in-sourcing activities as well as managing remote teams.

Cettico - UPM
Architect and Developer
September 2003 - September 2004 (1 year 1 month)

Project consisting in defining and developing a programming language for user inferface specification (one-man project), Madrid, Spain.
"LERUX – An XML-based Language for User Interface Specification";
key areas: UI specification, XML, parsing, interpretation, C/C++, regular expressions, language grammar, language construction and more.

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Education

Uppsala University
Master degree, IT Engineering · (1998 - 2003)

Luleå University of Technology
IT · (1998 - 1998)

Université de Bourgogne
French, Modern History, Philosophy · (1996 - 1997)

iDiscover 360
Human Development & Practical Emotional Intelligence · (2018)